October 28, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: CUTERA Inc
Form 10-K for the fiscal year ended December 31, 2023
Filed May 10, 2024
Form 8-K filed March 21, 2024
File No. 000-50644

Ladies and Gentlemen:

Set forth below are the responses of Cutera, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2024 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on May 10, 2024, and the Company’s Form 8-K initially filed with the Commission on March 21, 2024, respectively (collectively, the “Filings”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the indicated Filings unless otherwise specified.

Form 8-K filed March 21, 2024

Exhibit 99.1

We note your response to comment 1. As the retention plan costs represent a normal, recurring operating expense, we request that you discontinue including this adjustment in your non-GAAP measures for any period presented in accordance with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

RESPONSE: The Company acknowledges the Staff’s comment and advises it will immediately discontinue including retention plan costs in non-GAAP measures and revise prior reported periods accordingly.

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San Francisco Headquarters 3240 Bayshore Blvd Brisbane, CA 94005
Phone: 415-657-5500 Fax: 415-330-2444 www.cutera.com

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (669) 400-6534.

Very truly yours,

CUTERA, INC.

By: /s/ Stuart Drummond
Name: Stuart Drummond
Title: Interim Chief Financial Officer

San Francisco Headquarters 3240 Bayshore Blvd Brisbane, CA 94005
Phone: 415-657-5500 Fax: 415-330-2444 www.cutera.com